Exhibit 99.10

AMENDING AGREEMENT #2

This amending agreement (the “Second Amending Agreement”) is made as of December 28, 2022 among Bitfarms Ltd., a corporation incorporated under the laws of Ontario (the “Purchaser”) and Inchigle Technology Hong Kong Limited, (Company No.:                        ), a company incorporated under the laws of Hong Kong (the “Vendor”, and together with the Purchaser, the “Parties” and each individually a “Party”).

RECITALS

A.	Pursuant to sales contract SFA-M30S-2107-001 dated July 3rd, 2021, as amended pursuant to an amending agreement dated August 12, 2022, between the Purchaser and the Vendor (the “Sales Contract”), the Purchaser agreed to purchase and the Vendors agreed to sell the Target Products, as that term is defined in the Sales Contract.

B.	The Parties have agreed to execute this Second Amending Agreement to establish and clarify certain additional rights and obligations of each Party.

C.	The Parties have agreed that this Second Amending Agreement shall be a supplementary agreement to the Sales Contract, and the terms of this Second Amending Agreement shall be considered an integral part thereof.

NOW THEREFORE in consideration of the mutual covenants set out in the Sales Contract and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby covenant and agree as follows:

1.	Definitions

Capitalized terms not otherwise defined herein will have the meaning assigned to them in the Sales Contract.

2.	Sufficiency of Performance.

The Vendor hereby agrees and acknowledges that, notwithstanding that the obligations of the Purchaser as set out in the Sales Contract have not been fulfilled in full to date, in consideration of the execution by the Purchaser of this Second Amending Agreement and the covenants contained herein, the Vendor is satisfied with the performance of the Purchaser to date, and agrees to forfeit any rights or entitlements that the Vendor may have pursuant to the Sales Contract by virtue of non-performance or default by the Purchaser.

The Purchaser hereby agrees and acknowledges that, notwithstanding that the obligations of the Vendor as set out in the Sales Contract have not been fulfilled in full to date, in consideration of the execution by the Vendor of this Second Amending Agreement and the covenants contained herein, the Purchaser is satisfied with the performance of the Purchaser to date, and agrees to forfeit any rights or entitlements that the Purchaser may have pursuant to the Sales Contract by virtue of non-performance or default by the Vendor.

Each Party hereby agrees to relieve the other Party of any further obligations in respect of payment of the Purchase Price, in the case of the Purchaser, and delivery of Target Products, in the case of the Vendor, under the Sales Contract, other than as set out in this Second Amending Agreement.

3.	Existing Payments and Creation of Credit Facility

The Parties shall endeavour, on a commercial best-efforts basis, to enter into one or more new purchase agreements for the sale of certain air cooling and / or hydro-cooling machines and hydro-cooling accessories (the “New Equipment”), for which delivery shall take place during the 2023 calendar year (the “2023 Agreements”). Details regarding the New Equipment and the unit prices of such equipment are set out in Appendix “A”.

Redaction: Confidential information regarding the Vendor.

The Purchaser shall be entitled to an aggregate reduction in the total purchase price of the New Equipment to be purchased under the 2023 Agreements, equal to                          the “Credit Amount”), being the total of the existing payments made by the Purchaser pursuant to the Sales Contract for Target Products which have not been delivered, as detailed in Appendix “B”. The Purchaser shall provide written notice to the Vendor a minimum of ninety (90) days in advance of its exercise of the Credit Amount on any New Equipment purchase.

If the Purchaser applies the Credit Amount to the 2023 Agreements in an amount that is, in aggregate, less than the Credit Amount, the Purchaser shall be entitled to apply any remaining Credit Amount to any subsequent purchase(s) of New Equipment in 2023, up to and until such time as the full Credit Amount of                          has been utilised.

Any written notice required to be given by the Purchaser to the Vendor pursuant to this Section shall be deemed to be delivered to the Vendor once it is sent to the following:

4.	Representations and Warranties of Vendor

The Vendor represents and warrants to the Purchaser that:

(a)	The Credit Amount is , which amount reflects payments that have been duly made by the Purchaser to the Vendor as of the date of this Second Amending Agreement, for which the Purchaser has not yet received full consideration.

(b)	If the Purchaser and the Vendor enter multiple agreements for the delivery of the New Equipment, the Purchaser shall be entitled in its own discretion to apply the Credit Amount to multiple agreements, in such amounts as it may determine in its own discretion acting reasonably. For greater certainty, the Credit Amount may be applied to any combination or quantity of the New Equipment in the discretion of the Purchaser.

(c)	The Credit Amount may be applied to any purchase of New Equipment between the Purchaser and the Vendor on or before October 1st, 2023, for up to 100% of the agreed upon purchase amount, and in such circumstance the Purchaser shall not be obligated to make any further cash payments to the Vendor for the purchase of such New Equipment unless the aggregate of such purchases of New Equipment exceed the Credit Amount.

5.	Representations and Warranties of Both Parties

Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Second Amending Agreement;

(b)	this Second Amending Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)	it has executed this Second Amending Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Second Amending Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

Redaction: Confidential pricing information related to the services provided by the Vendor and confidential information regarding the Vendor.

(d)	it has read this Second Amending Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Second Amending Agreement is being entered into voluntarily for the purpose set out herein; and

(e)	except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Second Amending Agreement and the consideration stated herein is the sole consideration for this Second Amending Agreement.

6.	Impact on Sales Contract

The terms of this Second Supplementary Agreement are to be read in conjunction with the Sales Contract. In the event of a conflict or inconsistency between any provision of this Second Amending Agreement and any provision of the Sales Contract, the terms of this Second Amending Agreement shall prevail.

Any terms, conditions, representations or warranties provided for in the Sales Contract which are not varied or amended in this Second Amending Agreement shall continue to be in full force and effect between the Parties hereto.

7.	Enurement

This Second Amending Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and assignees.

8.	Execution

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Second Amending Agreement and to any matter or thing contemplated pursuant to this Amending Agreement.

9.	Counterparties

This Second Amending Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Amending Agreement to produce more than one counterpart. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by the receiving fax machine as original signatures of the Parties; provided, however, that any of the Parties providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Second Amending Agreement which was so faxed.

[Signature Page to Follow]

IN WITNESS WHEREOF the Vendor and Purchaser have executed this Second Amending Agreement as of the day and year first above written.

Signed

Witness

Signed
Witness

Bitfarms Ltd.

By:
Name:
Title:

Inchigle Technology Hong Kong Limited.

By:
Name:
Title:

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Appendix “A”

Price of Hydro Cooling Accessories

SIN	Item	Description	Unit Price
1	Racks with CDU

Input power:

Mining machine capacity:

Size:

Heat exchange:

Flow rate:

Usable pressure drop:

Including:

·Manifolds

·Electrical and control unit

·Water pump

·Plate heat exchanger

·Automatic water replenishment unit

2	Dry Cooler	·Input power: ·Heat dissipation: ambient temperature:
3	Racks with CDU

Input power:

Mining machine capacity:

Size:

Heat exchange

Flow

Usable pressure drop:

Including:

·PDU

·Smart meter

·Ethernet switch

·Manifolds

·Electrical and control unit

·Inverter water pump

·Plate heat exchanger

·Automatic water replenishment unit

·Remote monitoring APP and cloud service

4	Dry Cooler	Input power: Heat dissipation: , ambient temperature:
5	Racks	Mining machine capacity: Including: ·PDU ·Smart meter ·Ethernet switch ·Manifolds
6	CDU

Input power:

Heat exchange

Flow

Usable pressure drop:

Including:

·Electrical and control unit

·Inverter water pump

·Plate heat exchanger

·Automatic water replenishment unit

·Remote monitoring APP and cloud service

Redaction: Confidential pricing information related to the products provided by the Vendor.

9	Container	Input power: Mining machine capacity: Including: ·Mining Rack ·Main Switch of Power Distribution Cabinets ·Smart Control System （SCS） ·Manifolds
10	1MW Dry Cooler	Dry cooler (DC1000） Input power: Heat dissipation: Size

Redaction: Confidential pricing information related to the products provided by the Vendor.

Price of Air Cooling and Hydro Cooling Equipment

	Price/TH （USD/TH)	Efficiency	Contract Price
M50S
M50
M30S++
M30S+
M30S
M53S
M53S
M33S++

Redaction: Confidential pricing information related to the products provided by the Vendor.

Schedule “B”

Details of Unit Delivery and Payments

As of December 27, 2022

The Vendor has delivered 8 months worth of units from January to August 2022 with a total delivered value of US$ 32,235,200.00 pursuant to the following delivery details:

No.	Contract month	Delivery Amount (US$)
1	Jan 2022
2	Feb 2022
3	March 2022
4	April 2022
5	May 2022
6	June 2022
7	July 2022
8	August 2022
Total:

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As of the date of this Second Amending Agreement, the Purchaser has paid USD$38,070,480.00 pursuant to the schedule below:

Entity	Date	Payment (USS)
08/03/2021
12/04/2021
18/08/2021
16/09/2021
27/10/2021
25/11/2021
16/12/2021
28/1/2022
28/1/2022
4/3/2022
23/3/2022
25/4/2022
2/6/2022
15/7/2022
15/8/2022
Total:

Redaction: Confidential pricing information related to the products provided by the Vendor.